X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

DELIVERED BY MAIL

April 27, 2006

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA





To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the latest News Release for X-Cal Resources Ltd., dated April 27, 2006.

Sincerely,
X-CAL RESOURCES LTD.

Sharon MacLellan
/sml
+ encl

X-Cal Resources Ltd.

RECEIVED
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TSX/XCL **News Release** **April 27, 2006**

POSITIVE SHAREHOLDER VOTE
X-CAL AGREES to PRIVATE PLACEMENTS

A vote of 97.63% of ballots cast at X-Cal's Special Shareholders Meeting this week has mandated the issuance of sufficient shares to fund consolidation of the Sleeper Gold Project 100% with X-Cal and to independently finance a major exploration program at Sleeper.

In January X-Cal announced that it had reached an agreement with New Sleeper Gold to consolidate the Sleeper Gold Project 100% with X-Cal. New Sleeper will receive $CAN 5 million and 10 million X-Cal shares for their 50% interest in the project. The transaction is expected to close on May 16, 2006, subject to regulatory approvals (see January 25, 2006 press release).

X-Cal has agreed to private placement of common shares. The issue will be shares only, no warrants, at a discount to market. The shares will have a four-month hold period and will be placed with sophisticated investors. Up to 32 million shares will be issued @ $CAN 0.28 for gross proceeds of $CAN 8.96 million. New Sleeper will receive $CAN 5 million of these funds. Completing this first stage transaction will double X-Cal's interest in the Sleeper Gold Project.

A second stage financing at higher prices will be considered to fund the recommended $US 15 million exploration program at Sleeper, located in Humboldt County, Nevada. X-Cal will also advance its early stage Cortez Area properties, located in Lander County, Nevada during 2006. Up to 44 million additional common shares, as share/warrant units, could be issued, if X-Cal determines that independent funding of the recommended exploration at Sleeper is the preferred route forward.

Two able mining companies have sent letters to X-Cal stating a wish to discuss "a direct earn in" to Sleeper by funding drilling and future development. These mining companies have reviewed the current Sleeper Gold Project data.

Following closing of the current financing and deal to consolidate Sleeper 100% with X-Cal, management will decide on the best route forward to fund the recommended major exploration program at Sleeper.

Independent reviews of the Sleeper Gold Project by Dr. Jeffrey Hedenquist and Dr. Richard Sillitoe were instrumental in management's decision to pursue consolidation of the Sleeper Gold Project. Dr. Sillitoe mentioned the geologic similarities between the Ken Snyder Midas Mine, Sleeper and El Peñón. X-Cal's geologic staff has been comparing the pattern of the vein system at El Peñón with the priority targets at Sleeper. The published vein pattern and the discovery history at El Peñón is one of the models that is being employed by our team.

X-Cal has assembled a team of top geological consultants with Nevada track records to guide our work. The names and credentials of the team have been previously published. A current NI-43-101 report has been filed to SEDAR and posted to www.x-cal.com.

Management is pleased with the outcome of the shareholder vote. The completion of the stage one private placements and the Sleeper consolidation deal will be announced when they have closed.

The contents of this release have been reviewed by Larry Kornze, P.Eng, who is a "Qualified Person" as defined by NI-43-101.

The transactions are subject to regulatory approvals.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*